UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 02, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Holding(s) in Company dated 02 December 2013
Exhibit No. 2	Total Voting Rights dated 02 December 2013
Exhibit No. 3	Pricing of Issue of Euro AT1 Securities dated 04 December 2013
Exhibit No. 4	Additional Listing dated 12 December 2013
Exhibit No. 5	Results of 2013 EBA EU-wide Transparency Exercise dated 16 dated 2013
Exhibit No. 6	Director/PDMR Shareholding dated 16 December 2013
Exhibit No. 7	Director/PDMR Shareholding dated 17 December 2013
Exhibit No. 8	Director/PDMR Shareholding dated 19 December 2013
Exhibit No. 9	Publication of Supplement dated 24 December 2013
Exhibit No. 10	Publication of Supplement dated 24 December 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 02, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: January 02, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	28 November 2013
6. Date on which issuer notified:	29 November 2013
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary (ISIN: GB0031348658)	799,167,880	799,167,880			807,727,880		5.0180%
ADRs (ISIN: US06738E2046)	361,579	1,446,316			1,446,316		0.0090%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
809,174,196			5.0270%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

Note: Annex should only be submitted to the FCA not the issuer
Annex: Notification of major interests in share

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	The Capital Group Companies, Inc.
Contact address (registered office for legal entities)	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable
Full name	Christopher Aquino
Contact address	333 South Hope Street, 55th Floor Los Angeles, California 90071
Phone number & email	(213) 615-0469 & GRGroup@capgroup.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Fax: (213) 615-4056

C: Additional information

For notes on how to complete form TR-1 please see the FCA website.

Schedule A

As of 28 November 2013

  Barclays plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	809,174,196	5.027%
Holdings by CG Management Companies and Funds:

• Capital Guardian Trust Company	85,720,492	0.533%
• Capital International Limited	1,932,850	0.012%
• Capital International SÁrl	3,207,275	0.020%
• Capital International, Inc	1,549,155	0.010%
• Capital Research and Management Company	716,764,424	4.453%

Exhibit No. 2

02 December 2013

Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 16,103,512,648 ordinary shares with voting rights as at 29 November 2013.

There are no ordinary shares held in Treasury.

The above figure (16,103,512,648) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

4 December 2013

Barclays PLC Announces Pricing of Issue of Euro-denominated Additional Tier 1 Securities

Further to the announcement on 14 November 2013 regarding Barclays' issue of $2 billion 8.25% CRD IV qualifying Contingent Convertible Additional Tier 1 ("AT1") securities, Barclays announces that it has priced a further issue of €1 billion 8.0% AT1 securities (the "Euro AT1 Securities"), to be issued on 10 December 2013. This issuance satisfies Barclays' objective of raising up to £2 billion of CRD IV qualifying AT1 securities with a 7% fully loaded CET1 ratio trigger, announced as part of its Leverage Plan on 30 July 2013. The Euro AT1 Securities are expected to be provisionally admitted to trading on the SIX Swiss Exchange from 6 December 2013. Application will be made to the SIX Swiss Exchange for listing of the Euro AT1 Securities.

Adjusted for the £5.8 billion rights issue completed in October 2013 (the "Rights Issue") and £2.1 billion (equivalent) cumulative issuance of CRD IV qualifying AT1 securities (the "AT1 Issues"), Barclays' fully loaded leverage ratio on a CRD IV basis was 3.1% as at 30 September 2013. Reflecting the additional PRA adjustments to CET1 capital of £4.1 billion reported as at 30 June 2013 results in a PRA leverage ratio of 2.8%.

For further information please contact:

Investor Relations                                                         Media Relations
Charlie Rozes                                                                 Giles Croot
+44 (0) 20 7116 5752                                                      +44 (0) 20 7116 6132

This announcement shall not constitute, or form part of, an offer to sell, an invitation to induce an offer or a solicitation of an offer to buy or subscribe for securities, nor shall there be any sale of securities referred to in this announcement, in any jurisdiction in which such offer, invitation, solicitation, or sale would be unlawful.

Notice to United States investors

In the United States, this offering is being made pursuant to the prospectus supplement that Barclays PLC expects to file with the U.S. Securities and Exchange Commission ("SEC") on or about 5 December 2013, a preliminary version of which was filed with the SEC on 2 December 2013. Barclays PLC has also filed a registration statement on Form F-3 (Registration No. 333-173886) containing a base prospectus for the offering to which this announcement relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement, the prospectus supplement and other documents that Barclays PLC has filed (or will file) with the SEC for more complete information about Barclays PLC and the offering of the Euro AT1 Securities. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov

 Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Barclays  at +44 (0)20-7116-1000 or from the United States at 1-888-603-5847.

Notice to United Kingdom investors

Within the United Kingdom, this announcement may only be distributed to, and is only directed at (a) persons who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended (the "Order") or (b) high net worth entities falling within article 49(2)(a) to (d) of the Order or (c) other persons to whom it may be lawfully communicated in accordance with the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this document or any of its contents.

Stabilisation/FCA

Appendix 1

Further Information and Reconciliation of Certain Non-IFRS Measures

The unaudited financial information set out below has been prepared to illustrate the effect of the receipt of the net proceeds of the Rights Issue and the AT1 Issues on Barclays' estimated fully loaded CRD IV and PRA leverage ratios as if the net proceeds had been received on 30 September 2013.  The adjusted figures in the table below have been prepared for illustrative purposes only and, because of their nature, address a hypothetical situation and do not, therefore, represent the actual financial position or results of Barclays PLC and its consolidated subsidiaries (the "Group") as of 30 September 2013 or any other date.

Estimated CRD IV Leverage Ratio and PRA Leverage Ratio as of 30 September 2013 (£ billion)	Q3 13	Adjustment for the Rights Issue	Adjustment for the AT1 Issues	Adjusted for the Rights Issue and AT1 Issues
Total assets (IFRS balance sheet)	1,405	5.8	2.1	1,413
CRD IV Leverage Exposure measure adjustments[1]	76			76
CRD IV Leverage Exposure	1,481			1,489
CRD IV fully loaded Tier 1 capital	37.6	5.8	2.1	45.5
CRD IV Leverage Ratio	2.5%			3.1%
CRD IV fully loaded Tier 1 capital eligible for PRA leverage ratio	37.4	5.8	2.1	45.3
PRA adjustments to CET1 capital	(4.1)			(4.1)
PRA adjusted fully loaded Tier 1 capital eligible for PRA leverage ratio	33.3	5.8	2.1	41.2
PRA leverage ratio	2.2%			2.8%

(1) Rights Issue and AT1 Issues Adjustments

The adjustment of £5.823 billion comprises the gross proceeds of the Rights Issue of 3,219,067,868 new ordinary shares at 185 pence per new ordinary share (£5.955 billion) less expenses incurred in connection with the Rights Issue of £0.132 billion (inclusive of VAT). The adjustment of £2.051 billion (equivalent) comprises the gross proceeds of the AT1 Issues of £2.070 billion (equivalent) less expenses expected to be incurred in connection with the AT1 Issues of £0.019 billion (equivalent) (inclusive of VAT).

The net proceeds of £5.823 billion and £2.051 billion (equivalent) are included in the adjustment for the purposes of CRD IV fully loaded Tier 1 capital and Tier 1 capital eligible for the PRA leverage ratio. Further, the net proceeds are also included in CRD IV Leverage Exposure due to the increased amount of cash included on the balance sheet.

(2) Basis of Preparation for Regulatory Calculations

The financial information set out above is based on the unaudited consolidated financial statements of the Group as of 30 September 2013, prepared in accordance with IFRS, after applying the adjustments set out in the table above.

The key items in the table include unaudited regulatory capital ratios of the Group as of 30 September 2013 as adjusted to reflect the Rights Issue and the AT1 Issues as if such transactions had occurred on 30 September 2013.

No account has been taken of the trading activity or other transactions of the Group which have occurred since 30 September 2013.

The basis of preparation for estimating fully loaded CRD IV and PRA leverage ratios remains as described in the Barclays PLC Interim Management Statement relating to the nine month period ended 30 September 2013 filed with the SEC on Form 6-K on 30 October 2013 (Film No. 131178459) (the "Barclays Q3 Interim Management Statement").  For more information on these regulatory ratios (which are used by management to monitor the Group's capital and leverage position in light of the anticipated implementation of CRD IV and the introduction of the PRA leverage ratio target), including reconciliations to measures that currently apply to the Group under applicable regulatory requirements, see the  Barclays Q3 Interim Management Statement.

The final impact of CRD IV is dependent on technical standards to be finalised by the European Banking Authority and on the final UK implementation of the rules.  Barclays' interpretation of CRD IV and the basis of calculation of CRD IV measures may be different from those of other institutions.

[1] As more fully described in the Barclays Q3 Interim Management Statement (as defined below).

Exhibit No. 4

12 December 2013

Barclays PLC - Additional Listing

Barclays PLC (the 'Company') confirms the allotment and issue of 8,363,415 ordinary shares of 25 pence each in the Company (the 'Shares'), at a price of 255.42 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the 'Programme') for the third interim dividend for the year ending 31 December 2013, which is payable on 13 December 2013.  The Shares issued rank equally with existing issued Ordinary Shares.

Application has been made to the Financial Conduct Authority ('FCA') for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading. Dealings in the Shares are expected to commence on 13 December 2013.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.Hemscott.com/nsm.do:

• Chairman's letter and Q&A document;
• Terms and Conditions of the Programme; and
• Scrip Dividend Mandate Form.

For further information, please contact:

The Barclays Shareholder Helpline 0871 384 2055* +44 121 415 7004

* Calls cost 8p per minute plus network extras. Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.

Exhibit No. 5

16 December 2013

Barclays PLC

Statement on Results of the 2013 EBA EU-wide Transparency Exercise

Today, Barclays is publishing capital data as at 31 December 2012 and 30 June 2013 as per the European Banking Authority (EBA) definitions used for this EU-wide exercise.

The released EBA templates include details of Barclays' credit risk exposures, risk weighted assets (RWAs) by risk type, securitisation exposures and market risk RWAs, and sovereign exposures by maturity and country/region.

Barclays' GBP and Euro results on the EBA templates (as at 31 December 2012 and 30 June 2013) can be found at www.barclays.com/investorrelations.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0)207 116 6132

Exhibit No. 6

                                                                16 December 2013

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.     The trustees of the Barclays Group (PSP) Employees' Benefit Trust notified Barclays PLC (the "Company") on 13 December 2013 that on 13 December 2013 it had provided ordinary shares of Barclays PLC of nominal value of 25p each (the "Shares") to the Person Discharging Managerial Responsibilities ("PDMR") of the Company as set out in the table below.  The Shares are provided to satisfy an award made under the Barclays Group Joiners Share Value Plan. The market price on the date the Shares were released was 255.05 pence per share.

PDMR	Shares acquired by PDMR	Shares sold on behalf of PDMR including those to satisfy withholding liabilities
Bob Hoyt	62,095	29,229

2.     The Registrars to Barclays notified the Company on 16 December 2013 that, following the payment of the third interim dividend for the year ending 31 December 2013, the following Director's connected person received on 13 December 2013, ordinary shares in the Company under the Scrip Dividend Programme at a price of £2.5542 per share.

Director	Number of Shares Received
Antony Jenkins	71

3.     The Company was notified on 16 December 2013 that, following the payment of the  third interim dividend for the year ending 31 December 2013, the following Directors received on 13 December 2013, ordinary shares in the Company under the Scrip Dividend Programme at a price of £2.5542 per share.

Director	Number of Shares Received
Sir David Walker	384
Frits van Paasschen	8 (in form of ADS)*

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
Antony Jenkins	3,065,675	-
Sir David Walker	98,715	-
Frits van Paasschen	2,508 (in form of ADS)*	-

*One ADS (American Depositary Share) is equivalent to four ordinary shares of the Company.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0) 20 7116 4755

Exhibit No. 7
                                                                17 December 2013

Barclays PLC ("the Company")

Director/PDMR Shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.     The Company was notified on 16 December 2013 that, following the reinvestment of the third interim dividend for the year ending 31 December 2013, the following Person Discharging Managerial Responsibilities ("PDMR") received on 13 December 2013, American Depositary Shares (ADS) in the Company at a price of $16.56 per ADS*.

PDMR	Number of ADS Received
Skip McGee	7

*One ADS is equivalent to four ordinary shares of the Company.

2.     The Company was notified on 16 December 2013 that, following the payment of the third interim dividend for the year ending 31 December 2013, the following Director received on 16 December 2013, ordinary shares in the Company under the Scrip Dividend Programme at a price of £2.5542 per share.

Director	Number of Shares Received
Diane de Saint Victor	10

Following this transaction, Diane de Saint Victor has a total beneficial interest in 2,510 ordinary shares in the Company.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0) 20 7116 4755

Exhibit No. 8

19 December 2013
Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The Barclays ESAS Nominee confirmed to the Company on 19 December 2013 that it had on 16 December 2013 re-invested the third interim dividend for the year ending 31 December 2013 in ordinary shares of the Company at a price of £2.5600 per share for the following Person Discharging Managerial Responsibilities ("PDMR").  The number of shares received is as follows:

PDMR	No. of shares received
S McGee	6,860

2. The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 19 December 2013 that it had on 16 December 2013 re-invested the third interim dividend for the year ending 31 December 2013 in ordinary shares of the Company at a price of £2.5600 per share for the following PDMRs. The number of shares received is as follows:

PDMR	No. of shares received
R Le Blanc	2,593
V Soranno Keating	696

3. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, notified the Company on 18 December 2013 that, on 17 December 2013 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the third interim dividend for the year ending 31 December 2013, for the following PDMRs at a price of £2.5679 per share:

PDMR	No. of shares received
R Le Blanc A Vaswani	2 14

4. The trustee of the Global Sharepurchase Plan ("GSP") notified the Company on 19 December 2013 that, following the re-investment of the third interim dividend for the year ending 31 December 2013, it had purchased on 17 December 2013 and now held as a bare trustee of the GSP American Depositary Shares (ADS*) in the Company at a price of $12.97 for the following PDMR:

PDMR	No. of ADS received
S McGee	0.79

*One ADS is equivalent to four ordinary shares of the Company.

-Ends-
For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207 116 5752	+44 (0) 20 7116 4755

Exhibit No. 9

Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 2/2013 dated 23 December 2013 (the "Supplement ") to the following base prospectuses (each a " Base Prospectus "and together, the "Base Prospectuses"):

1) GSSP Base Prospectus 1;
2) iPath®S&P GSCI® Base Prospectus;
3) iPath® DJ-UBS Base Prospectus;
4) GSSP Base Prospectus 5;
5) GSSP Base Prospectus 2;
6) GSSP Base Prospectus 7;
7) GSSP Base Prospectus 3;
8) iPath® S&P 500 VIX Base Prospectus;
9) iPath® VSTOXX® Mid-Term Base Prospectus; and
10) iPath® VSTOXX® .

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DSupplement-No3-dated-23-Dec-2013-UKLA-approved-Prospectuses-PDF-155-KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330705495188&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Base Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 10

Publication of Supplement

The following supplementary prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

COMBINED SUPPLEMENT 2/2013 dated 23 December 2013 (the "Supplement ") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1) GSSP Base Prospectus 4;
2) GSSP Base Prospectus 6;
3) GSSP Base Prospectus 9;
4) GSSP Base Prospectus 10;
5) GSSP Base Prospectus 11;
6) GSSP Base Prospectus 15.

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DSupplement-No3-dated-23-Dec-2013-UKLA-approved-Prospectuses-PDF-155-KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330705495219&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Base Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE " SECURITIES ACT "). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS. NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.